BB 3/4/02



SECURITI 02005685 ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
FEB 26 2002
354

SEC FILE NUMBER
8- 40037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wilson Stephenson Kyle, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2800 S. Hulen Street, Suite 102
(No. and Street)

Fort Worth	Texas	76109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Wilson, CPA (817) 926-4415
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Walton Group, LLC
(Name — *if individual, state last, first, middle name*)

6100 Southwest Blvd., Suite 300	Fort Worth	Texas	76109
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/13/02

OATH OR AFFIRMATION

I, Mark A. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilson Stephenson Kyle, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CFO

Title

Jennifer Dransfield

Notary Public


JENNIFER DRANSFIELD
MY COMMISSION EXPIRES
November 26, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wilson Stephenson Kyle, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2001 and

Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wilson Stephenson Kyle, Inc.
Fort Worth, Texas

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Wilson Stephenson Kyle, Inc. (Company) as of December 31, 2001, and the related statements of income (loss), changes in stockholders' equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wilson Stephenson Kyle, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules computation of net capital, computation of net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to claims of general creditors and reconciliation of the computation of net capital under Rule 15c3-1 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



THE WALTON GROUP, LLC
Fort Worth, Texas

January 21, 2002

Wilson Stephenson Kyle, Inc.
Statement of Financial Condition for Noncarrying, Nonclearing and Certain other Brokers or Dealers
December 31, 2001

	Total
Assets:	
Cash	$ 26,066
Total current assets	26,066
Property, furniture and equipment, net of accumulated depreciation (Note 2)	17,324
Other assets	8,484
Total assets	$ 51,874
Liabilities:	
Accounts payable	$ 4,338
Total current liabilities	4,338
Commitments and contingencies (Note 7)	-
Stockholders' equity:	
Common stock (Notes 5 and 6)	12,000
Additional paid-in capital (Note 6)	88,292
Accumulated deficit	(45,004)
	55,288
Less common stock in treasury (Note 5)	(7,752)
Total stockholders' equity	47,536
Total liabilities and stockholders' equity	$ 51,874

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson Kyle, Inc.
Statement of Income (Loss)
For the Year Ended December 31, 2001

Revenue	
Commissions:	
Commissions on transactions in exchange listed equity securities, executed on an exchange	$ 2,128
Commissions on listed option transactions	250
All other securities commissions	282,797
Total commissions	285,175
Other revenue:	
Interest, miscellaneous fees and expense reimbursements (Note 8)	199,517
Total revenue	484,692
Expenses	
Salaries and other employment costs for voting stockholder officers	236,925
Other employee compensation and benefits	134,368
Regulatory fees and expenses	9,650
Other expenses (Notes 2 and 7)	107,941
Total expenses	488,884
Net loss	$ (4,192)

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson Kyle, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2001

	Common Stock		Additional Paid-in	Accumulated	Treasury	
	Shares	Amount	Capital	Deficit	Stock	Total
January 1, 2001	12,000	$ 12,000	$ 88,292	$ (40,812)	$ (7,752)	$ 51,728
Net loss	-	-	-	(4,192)	-	(4,192)
December 31, 2001	12,000	$ 12,000	$ 88,292	$ (45,004)	$ (7,752)	$ 47,536

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson Kyle, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Cash generated from operations	$ 484,692
Cash expended on operations and employees	(483,673)
Cash provided by operating activities	1,019
CASH FLOWS FROM FINANCING ACTIVITIES -	
Payments on capital lease obligation	(842)
CASH FLOWS FROM INVESTING ACTIVITIES -	
Purchase of capital assets	(455)
Decrease in cash	(278)
Cash, beginning of year	26,344
Cash, end of year	$ 26,066
Reconciliation of net loss to cash provided by operating activities:	
Net loss	$ (4,192)
Adjustments:	
Depreciation	3,765
Balance sheet accounts:	
Increase in prepaid expenses	(1,226)
Increase in accounts payable and accrued liabilities	2,672
Cash provided by operating activities	$ 1,019

The accompanying notes form an integral part of these financial statements.

Wilson Stephenson Kyle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2001

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Operations

The Company was incorporated in Texas on June 6, 1988 and is registered as a dealer with the Securities and Exchange Commission under the Federal Securities and Exchange Act of 1934. The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. There are no existing obligations of the dealer in regards to offerings made.

The Company also offers financial advisory and accounting services to its clients and the public at large. These operations are maintained separately from all dealer/investment activities.

(b) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits.

(c) Income Taxes

There is no provision for Federal income taxes in the accompanying financial statements, as the Company has filed an election to be treated under Subchapter S of the Internal Revenue Code, effective as of the date of incorporation. Income tax liabilities on net income are the responsibility of the stockholders.

(d) Property, Furniture and Equipment

Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets which range from 5 to 10 years.

Major improvements significantly extending the useful lives of the assets are capitalized while expenditures which do not improve or extend the useful lives of the respective assets are expensed in the current period.

(e) Cash Flows

For purposes of the statement of cash flows, cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less.

(Continued)

Wilson Stephenson Kyle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2001

(2) Property, Furniture and Equipment

Property, furniture and equipment is composed of the following at December 31, 2001:

Office furnishings and equipment	$ 84,337
Less: accumulated depreciation	(67,013)
	$ 17,324

Depreciation expense for the year ended December 31, 2001 was $3,765 and was included as a component of other expenses in the accompanying financial statements.

(3) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(4) Subordinated Liabilities

There are no liabilities which were subordinated to claims of general creditors at December 31, 2001.

(5) Common Stock

The Company has 500,000 shares of $1 par value common stock authorized, of which 12,000 shares have been issued; 10,500 shares are outstanding and 1,500 shares are held in treasury, at cost.

(6) Stock Purchase Agreements

The officers of the Company have entered into certain stock purchase agreements whereby the Company is obligated to acquire, and the stockholder's estate is obligated to sell to the Company all shares of common stock of the Company owned by the stockholder at his death.

The Company is the beneficiary of certain life insurance policies covering the officers. It is the intention of management of the Company that the life insurance proceeds be utilized to acquire the related shares in the event of the death of one of the related stockholders.

The stock purchase agreements do not limit the stock acquisition price to the limits of the related life insurance; however, management of the Company contends such proceeds would be sufficient to acquire the related stock.

(Continued)

Wilson Stephenson Kyle, Inc.
Notes to Financial Statements
For the Year Ended December 31, 2001

(7) Commitments

The Company leases office space and a copier under non-cancelable operating leases. Future minimum rental payments under the agreements are as follows:

Year	Amount
2002	$ 50,441
2003	26,624
2004	2,808
2005	936
	$ 80,809

Related office rent and equipment lease expenses, included as components of other expenses in the accompanying financial statements, were $47,633 and $4,629, respectively, for the year ended December 31, 2001.

(8) Related Party Transactions

The Company shares office space, personnel and resources with two companies owned by primary shareholders. The Company receives expense reimbursements for shared expenses during the year. For the year ended December 31, 2001, the Company received $197,900 in expense reimbursements from the related parties.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and for the Year Ended

December 31, 2001

Wilson Stephenson Kyle, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended December 31, 2001

Computation of Net Capital

Total stockholders' equity	$ 47,536
Non-allowable assets:	
Property, furniture and equipment, net	(17,324)
Other assets	(8,484)
	(25,808)
Net allowable capital	$ 21,728

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 289
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 16,728

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$ 4,338
Percentage of aggregate indebtedness to net allowable capital	20%

(Continued)

Wilson Stephenson Kyle, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the Year Ended December 31, 2001

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Customer transactions are cleared through Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Balance of such claims at January 1, 2001	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2001	$ -

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

There were no material differences in the computation of net capital between these audited financial statements and the Company's unaudited FOCUS reports.

REPORT ON INTERNAL CONTROL
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2001

THE
WALTON
GROUP, LLC

6100 Southwest Blvd.
Suite 300
Fort Worth, TX 76109
817-731-1155
817-731-1562 (Fax)

• Consultants • Certified Public Accountants • Business Advisors •

To the Board of Directors
Wilson Stephenson Kyle, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wilson Stephenson Kyle, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. **Making quarterly securities examinations, counts, verifications, and comparisons.**

2. **Recordation of differences required by rule 17a-13.**

3. **Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.**

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(Continued)

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



THE WALTON GROUP, LLC

January 21, 2002

(Concluded)